UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: August 30, 2017
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON and GTH sell their Pakistan tower business for USD 940 million

Amsterdam, 30 August 2017 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) (VEON) and Global Telecom Holding S.A.E (EGX: GTHE.CA) (GTH) announce that their subsidiary in Pakistan, Jazz, has signed an agreement for the sale of its tower business for approximately USD 940 million, subject to adjustments.

Jazz will be selling its wholly-owned tower company, Deodar, with a portfolio of approximately 13,000 telecommunication towers, to Tanzanite Tower (Private) Limited (Tanzanite), a tower operating company owned by edotco Group Sdn. Bhd. (edotco) and Dawood Hercules Corporation (Dawood).

The transaction will be on a cash and debt-free basis, with total consideration of PKR 98,700 million (USD 940 million)1 2. The enterprise value represents a high single digit multiple of contributed annual EBITDA, a significant premium to current VEON and GTH trading multiples.

At completion of the sale, Deodar will enter into a master services agreement (MSA) with Jazz, whereby it will continue to provide tower services to Jazz. The initial term of this MSA is twelve years and is renewable at Jazz’s discretion for three consecutive periods of five years each.

Commenting on the transaction, Jean-Yves Charlier, Chief Executive Officer of VEON, said: “This transaction is highly value accretive for VEON and GTH and a further execution of VEON’s asset light strategy. It also reflects the start of a long-term partnership with a strong counterparty with significant experience in tower management.”

Proceeds from the transaction will be utilized for Jazz’s general corporate purposes, the funding of recently awarded spectrum and repayment of a proportion of Jazz’s outstanding debt. PKR 69,930 million (USD 666 million)1 of the PKR 79,800 million (USD 760 million) 1 cash consideration is expected to be received at closing, while the remainder will be paid within 12 months thereafter.

Completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals. Completion is expected to occur before the end of 2017.

Suresh Sidhu, Chief Executive Officer of edotco, commented: “edotco is delighted to expand its business in Pakistan by catering to the network requirements of Jazz, the country’s number one digital communications company. The transaction also shows our commitment to Pakistan and the tremendous investment opportunities it offers.”

As a result of the terms of the Jazz/Warid earn-out agreement, following the completion of the transaction, GTH’s stake in Jazz will be approximately 83%.

[1]	Assumed exchange rate of USD/PKR: 105:1
[2]	PKR 18,900 million (USD 180 million) being in the form of a vendor loan note, payable to Jazz at or before three years from closing.

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity, with the ambition to lead the personal internet revolution for the 235 million+ customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http:// www.veon.com

ABOUT GTH

GTH, which is 57.7% owned by VEON, is a leading international telecommunications company operating mobile networks in high growth markets in Africa and Asia, having a total population under license of approximately 400 million. GTH operates mobile networks in Algeria, Pakistan, and Bangladesh and reached more than 98 million customers as of Q2 2017. GTH is traded on the EGX under the symbol (GTHE.CA).

ABOUT JAZZ

With over 52 million customers, Jazz is Pakistan’s Number 1 digital telecommunications services provider.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the potential benefits of the transaction described above, the use of proceeds from the transaction, the receipt of cash consideration and completion timing. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that: all relevant closing conditions may not be met; the expected benefits of the transaction may not materialize as expected or at all, due to, among other things, the parties’ inability to provide the relevant services or successfully implement strategies; the business of Jazz may not perform as expected due to uncertainty or other market factors; and other risks and uncertainties beyond the parties’ control may materialize. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof. VEON cannot assure you that any projected events will be achieved. Except to the extent required by law, VEON disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

This press release contains inside information as defined in Regulation (EU) No 596/2014.

Contact Information

VEON Investor Relations Massimiliano Cominelli ir@veon.com Tel: +31 20 79 77 200	Media and Public Relations Maria Piskunenko pr@veon.com Tel: +31 20 79 77 200

GTH

Investor Relations

Ola Tayel

ir@gtelecom.com

Tel: +20 22 46 18 640 (Cairo)/Tel: +31 20 23 51 900 (Amsterdam)